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             Pursuant to Rule 425 under the Securities Act of 1933

                  Subject Company: Whitney Holding Corporation
                         Commission File No. 000-01026

Joint Press Release of Whitney Holding Corporation and Prattville Financial Services Corporation

                                [WHITNEY LOGO]

                           WHITNEY HOLDING CORPORATION

                             228 ST. CHARLES AVENUE

                              NEW ORLEANS, LA 70130

                                  NEWS RELEASE

CONTACT: Thomas L. Callicutt, Jr.                          FOR IMMEDIATE RELEASE
         504/552-4591                                      September 5, 2000

                WHITNEY TO ACQUIRE FIRST ASCENSION BANCORP, INC.

         New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ-WTNY) announced today that it has entered into a definitive agreement to acquire First Ascension Bancorp, Inc. ("First Ascension"), whose principal subsidiary is First National Bank of Gonzales, Louisiana. First National Bank of Gonzales has approximately $93 million in total assets in four locations in Gonzales and Prairieville in Ascension Parish, which is the third fastest growing parish in Louisiana. After the acquisition, First National Bank of Gonzales will be merged with Whitney National Bank, the principal subsidiary of Whitney Holding Corporation.

         The acquisition, which is structured as a tax-free merger of First Ascension with and into Whitney Holding Corporation, has an estimated value of approximately $22.1 million and is expected to be accounted for as a purchase. The acquisition is subject to certain conditions, including approval by appropriate regulatory agencies, and is expected to be completed in the fourth quarter of 2000.

         Kevin J. Schexnayder, President and Chief Executive Officer of First Ascension, said, "Whitney brings many of the advantages of a larger banking organization to our customers and employees, while remaining committed to personal banking relationships and to the communities it serves. We look forward to becoming part of the Whitney organization."

         William L. Marks, Chairman and Chief Executive Officer of Whitney said, "First National Bank of Gonzales is well known to us as a competitor in the Ascension Parish market. This in-market acquisition will allow us to double Whitney's Ascension Parish market share, combining the valued customer relationships cultivated by First National Bank of Gonzales with Whitney's existing relationships to better serve all our customers."

         Whitney Holding Corporation, through its banking subsidiaries Whitney National Bank and Bank of Houston, has 118 banking locations in the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; and into the panhandle of Florida.

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To the  extent  that  this  press  release  contains  statements  that  are  not historical facts, they should be considered forward-looking statements.  Various
important   factors  that  might  cause  future  results  to  differ  from  such forward-looking statements are described in more detail in Whitney's filings with the Securities and Exchange Commission.

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